EXHIBIT 2.1

EXECUTION COPY

UNITED BANK CARD, INC.

as Seller

- and -

OPTIMAL PAYMENTS CORP.

as Purchaser

RESIDUAL PURCHASE AGREEMENT

Dated as of May 6, 2005

ARTICLE 1 DEFINITIONS		1
1.1	Definitions	1
1.2	Other Definitional Provisions	2
1.3	Certain Rules of Interpretation	2
1.4	Knowledge	3
1.5	Schedules	3
ARTICLE 2 PURCHASE OF RESIDUAL RIGHTS		4
2.1	Purchase	4
2.2	Closing	6
2.3	Purchase Price	6
2.5	Purchased rights, remittance and related covenants	8
ARTICLE 3 REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER		9
3.1	Representations and Warranties of Seller	9
3.2	Representations and warranties of seller relating to the agreement and the purchased rights	10
3.3	Other Representations and Warranties of Seller	11
3.4	Affirmative Covenants of Seller	15
3.5	Negative Covenants of Seller	17
3.6	Letter of Credit	18
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER		20
4.1	Incorporation	20
4.2	Due authorization and enforceability of obligations	20
4.3	Absence of Conflicting Agreements	20
4.4	Regulatory Approval	20
4.5	Covenants of Purchaser	21
ARTICLE 5 CONDITIONS PRECEDENT/CLOSING DELIVERIES		21
5.1	Conditions of Purchaser	21
ARTICLE 6 NON-WAIVER; SURVIVAL		23
6.1	Non-Waiver	23
6.2	Nature and Survival	24
ARTICLE 7 INDEMNIFICATION		25
7.1	Indemnification by Seller	25
7.2	Purchaser’s Indemnification	25
7.3	Indemnification Procedures for Third Party Claims	26
7.4	Exclusive remedy	27
7.5	Co-operation in Litigation and Proceedings	27
ARTICLE 8 OTHER COVENANTS		28
8.1	Certain Covenants of the Parties	28

8.2	Right of First Offer	29
8.3	Financial Statements	30
8.4	Interest	31
ARTICLE 9 MISCELLANEOUS PROVISIONS		31
9.1	Amendment of Obligations	31
9.2	Governing law, submission to jurisdiction; selection of forum; waiver of trial by jury	31
9.3	Notices	32
9.4	Severability of Provisions	33
9.5	Relationship between the Parties	33
9.6	Further Assurances	33
9.7	No Waiver; Cumulative Remedies	33
9.8	Counterparts	33
9.9	Inurement	33
9.10	Entire Agreement	33
9.11	Public Notices	34
9.12	Expenses	34
9.13	Consequential Damages	34
9.14	Assignability	34

RESIDUAL PURCHASE AGREEMENT, dated as of May 6, 2005.

BETWEEN:	UNITED BANK CARD, INC., a New Jersey corporation (“Seller”), as the seller;

AND:	OPTIMAL PAYMENTS CORP., a Delaware corporation (“Purchaser”), as the purchaser.

WHEREAS Seller is party to a marketing agreement dated September 3, 2002, as amended (“Marketing Agreement”) with Credit Card Processing USA, Inc., d/b/a MSI Merchant Services, Inc. (“MSI”), which is an independent sales organization (“ISO”) for Merrick Bank (“Merrick”) located in South Jordan, Utah, pursuant to which Seller acts as a sub-ISO to MSI and is entitled to receive a percentage of the residual payments payable from Merrick to MSI in respect of merchants that are referred to Merrick by Seller;

WHEREAS the parties hereto have executed a letter of intent on March 7, 2005 (the “Letter of Intent”) pursuant to which Purchaser expressed its intention to purchase all of Seller’s right, entitlement and interest in respect of the Portfolio to (i) residual payments under the Marketing Agreement, and (ii) residual payments and direct revenues that are ancillary to the servicing of merchants, as described herein;

WHEREAS Seller has caused MSI to enter into that certain letter agreement dated March 2, 2005 by and among MSI, Seller and Purchaser (the “Tripartite Agreement”);

WHEREAS Seller wishes to sell and Purchaser wishes to purchase all of Seller’s rights, entitlements and interests to the aforementioned residual payments and direct revenues as described herein, on and subject to the terms and conditions of this Residual Purchase Agreement;

NOW THEREFORE in consideration of mutual covenants and agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each), the Parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.1	Definitions

As used in this Residual Purchase Agreement:

(a)

Unless the context otherwise requires, terms used herein having initial upper case or capital letters and not otherwise defined herein shall have the respective meanings assigned to such terms in Schedule 1.1 hereto.

(b)	“Agreement” shall mean this Residual Purchase Agreement as it may from time to time be amended, supplemented or otherwise modified in accordance with the terms hereof.
1.2	Other Definitional Provisions
(a)	All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.
(b)

As used herein and in any certificate or other document made or delivered pursuant hereto or thereto, accounting terms not defined in Schedule 1.1 shall have the respective meanings given to them under United States generally accepted accounting principles.

1.3	Certain Rules of Interpretation

In this Agreement:

(a)

Consent – Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)	Currency – Unless otherwise specified, all references to money amounts are in lawful currency of the United States.
(c)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
(d)	Including – Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.
(e)

No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(f)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.
(g)

Statutory references – A reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(h)	Time – Time is of the essence in the performance of the Parties’ respective obligations.
(i)

Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.4	Knowledge

Any reference to the knowledge of any Party shall mean to the best of the knowledge, information and belief of such Party after reviewing all relevant records and making due inquiries regarding the relevant matter. Without limiting the generality of the foregoing, the expression “knowledge of Seller” and similar expressions shall be deemed to mean to the knowledge of the relevant senior officers of Seller.

1.5	Schedules

The following schedules to this Agreement form an integral part of this Agreement:

Schedule	Description
Schedule 1.1	Definitions
Schedule 2.4	Minimum Contribution Margin
Schedule 2.5(a)	Tripartite Agreement
Schedule 2.5(c)	Purchaser’s account details
Schedule 3.1(e)	Absence of Conflicting Documents
Schedule 3.3(a)	Share Capital of Seller
Schedule 3.3(c)	List of indebtedness

Schedule 3.3(e)(i)	Marketing Agreement
Schedule 3.3(e)(ii)	Agreements
Schedule 3.3(f)(i)	Merchants
Schedule 3.3(f)(v)	Standard Merchant Agreement
Schedule 3.3(h)	Third Party Consents
Schedule 3.3(i)	Merchant Processing Data
Schedule 3.6	Form of Letter of Credit
Schedule 5.1(c)	Non-Solicitation Agreement
Schedule 5.1(g)	Opinion
Schedule 5.1(j)(B)	Letter of Instruction
Schedule 5.1(k)	Personal Guarantee
Schedule 9.3	Addresses for Notices

ARTICLE 2

PURCHASE OF RESIDUAL RIGHTS

2.1	Purchase
(a)	Seller hereby sells, assigns, transfers and conveys (the “Sale”) to Purchaser all of its right, entitlement and interest in, to and under:
	(i)	residual payments under the Marketing Agreement now existing or hereafter arising at any time following the date hereof relating to the

Portfolio and, to the extent necessary to enforce its right to such residual payments or monies in respect thereto, all instruments and documents relating to such residual rights (the “MSI Residual Rights”);

(ii)

residual payments and monies payable to Seller under the Residual Generating Agreements now existing or hereafter arising at any time following the date hereof relating to the Portfolio and, to the extent necessary to enforce its right to such residual payments or monies in respect thereto, all instruments and documents relating to such residual rights (the “Third Party Residual Rights”); and

(iii)

other ancillary direct revenues, payments, monies and residuals, including bank account change fees, cancellation fees, comstar wireless fees, US wireless data fees, service fees, annual fees, Wright Express fees, ParaData fees, Supply Program fees, Signature Capture service charges and collections, now existing or hereafter arising at any time following the date hereof relating to the Portfolio (the “Direct Revenue Rights” and together with the MSI Residual Rights and Third Party Residual Rights, the “Purchased Rights”).

(b)

In connection with the Purchased Rights, Seller hereby sells, assigns, transfers and conveys ownership of all the information and/or data necessary for the Purchaser to determine the payments under the Portfolio in connection with the Purchased Rights. Purchaser hereby provides Seller with a non-exclusive, non-transferable, non-sublicensable, royalty-free license to use the foregoing information and data solely for the purpose of performing the Service Obligations. Such license shall terminate at the date upon which the Outsourcing Period terminates or is terminated in accordance with Section 8.1(a) or upon written notice by Purchaser to Seller.

(c)

In connection with the Purchased Rights, Seller hereby assigns to Purchaser and Purchaser hereby accepts such assignment and assumes, effective as of the Closing Date, (i) the Assumed Liabilities and (ii) the Collection Rights, including, but not limited to, Seller’s right to initiate debits in connection with the Purchased Rights. In the event that Seller fails to initiate such debits, Purchaser may initiate the debits without prior notice or consent of Seller.

(d)

The Sale does not constitute and is not intended to result in the creation or assumption by Purchaser of any debt, Claim, obligation or liability of or against Seller, other than the Assumed Liabilities.

(e)

The Parties intend that the Sale be treated as an absolute sale, assignment, transfer and conveyance by Seller to Purchaser of all of Seller's right, entitlement and interest in, to and under the Purchased Rights.

(f)

Purchaser acknowledges that MSI shall continue to be entitled to receive from Merrick fourteen (14%) of the Net Residual Payments in relation to the Portfolio in accordance with the Marketing Agreement and ISO Agreement.

(g)

Pursuant to and in accordance with Section 2.4(d), the number of Merchants included in the Portfolio may be increased, upon written notice by Seller to Purchaser, to include Acceptable Additional Merchants.

2.2	Closing
(a)

Place of Closing - The Closing shall take place at the Closing Date at the offices of Osler, Hoskin & Harcourt LLP located at 280 Park Avenue – 30 W, New York, New York, U.S.A.  10017 or at such other place as may be agreed upon by Seller and Purchaser.

(b)

Transfer and Delivery of Purchased Rights - Seller shall execute and deliver to Purchaser, in form and substance satisfactory to Purchaser, all such bills of sale, assignments, instruments of transfer, deeds, assurances, consents and other documents as shall be necessary or desirable to effect the transfer, assignment and conveyance of the Purchased Rights to Purchaser; and Seller shall deliver to Purchaser possession of the Purchased Rights, free and clear of all Adverse Claims.

(c)

Other Documents – At the Closing Time, Seller and Purchaser shall deliver such other documents (including the Closing deliveries listed in Section 5.1) as may be necessary to complete the transactions provided for in this Agreement.

2.3	Purchase Price
(a)	The amount payable in consideration for the Purchased Rights and ancillary rights shall be an aggregate amount of $44,000,000 (the “Purchase Price”).
(b)

Purchaser shall pay on the Closing Date the sum of $34,000,000 on account of the Purchase Price, by wire transfer to Seller or as Seller may direct in writing no later than one (1) Business Day prior to the Closing Date. The balance of $10,000,000 will be delivered by Purchaser on the Closing Date to Osler, Hoskin & Harcourt LLP, in trust for the benefit of Purchaser, with an irrevocable direction to transfer such amount to Seller within one Business Day after the receipt by Purchaser of the Letter of Credit pursuant to and in accordance with Section 3.6.

2.4	Minimum Contribution Margin
(a)	During the Contract Period, the minimum required Contribution Margin applicable to each Contract Quarter shall be as set forth on Schedule 2.4.

(b)

Purchaser shall calculate the Contribution Margin in accordance with the criteria set forth in Schedule 2.4 for each Contract Quarter within 25 days of the end of each Contract Quarter and shall provide such result to Seller within three (3) Business Days of finalizing the result of such calculation.

(c)

Subject to Section 2.4(e), if the Contribution Margin in any Contract Quarter is less than the minimum required Contribution Margin for such Contract Quarter as set forth on Schedule 2.4, Purchaser shall, within 30 days of the end of the relevant Contract Quarter, notify Seller of the Quarterly Contribution Margin Shortfall and Seller shall pay to Purchaser, within 5 Business Days following Seller’s receipt of such notice, the Quarterly Contribution Margin Shortfall for such Contract Quarter.

(d)

If the aggregate quarterly Contribution Margins in any two consecutive Contract Quarters is less than sixty percent (60%) of the aggregate minimum required Contribution Margins for such consecutive Contract Quarters as set forth on Schedule 2.4, Seller may at any time irrevocably assign to Purchaser, for no additional consideration, its right, entitlement and interest in, to and under residual payments (“Additional Residual Rights”) relating to Acceptable Additional Merchants, and, to the extent necessary to enforce its right to such residual payments or monies in respect thereto, all instruments and documents relating to such residual rights, with a view to avoiding any Quarterly Contribution Margin Shortfall in future not yet commenced Contract Quarters. Any Additional Residual Rights assigned to Purchaser pursuant to this Section 2.4(d) shall thereafter form part of the Purchased Rights.

(e)

If the Quarterly Contribution Margin Shortfall for any Contract Quarter commencing at anytime after the Post-Outsourcing Date exceeds the product of the Average Attrition Rate and the minimum required Contribution Margin for each Contract Quarter in the immediately preceding Contract Year as set forth on Schedule 2.4 (the “Quarterly Threshold”) Seller shall not be liable for the amount exceeding such Quarterly Threshold.

(f)

Within 30 days following the end of each Contract Year, the Contribution Margin for such Contract Year shall be compared by Purchaser to the minimum required Contribution Margin for such Contract Year as set forth on Schedule 2.4. Subject to Section 2.4(g), to the extent that the Annual Contribution Margin Shortfall, if any, for such Contract Year exceeds the aggregate amount paid by or on behalf of Seller to Purchaser on account of any Quarterly Contribution Margin Shortfall(s) in respect of all Contract Quarters during such Contract Year, Seller shall pay the difference to Purchaser. Subject to Section 2.4(g), to the extent that the Annual Contribution Margin Shortfall, if any, of such Contract Year is less than the aggregate amount paid by or on behalf of Seller to Purchaser on account of any Quarterly Contribution Margin Shortfall(s) in respect of the Contract Quarters during such Contract Year, Purchaser shall pay the difference to Seller. Payments made in accordance with this Section 2.4(f) shall be made by wire transfer within 5 Business Days following the determination of the amount to be paid, without interest to the due date.

(g)

If the Annual Contribution Margin Shortfall for each Contract Year ending on or after the Post-Outsourcing Date exceeds the product of the Average Attrition Rate and the aggregate minimum required Contribution Margin (the “Annual Threshold”) for the immediately preceding Contract Year as set forth on Schedule 2.4 Seller shall not be liable for the amount exceeding such Annual Threshold.

(h)	The Parties acknowledge that Purchaser shall receive the Contribution Margin generated by the MSI Residual Rights directly from Merrick as provided in the Tripartite Agreement.
2.5	Purchased Rights, Remittance and Related Covenants
(a)	The Parties acknowledge that they have entered into the Tripartite Agreement with respect to the Purchased Rights, a copy of which is annexed hereto as Schedule 2.5(a).
(b)

Seller hereby covenants and agrees to cooperate fully with Purchaser to cause all residual payments, monies, revenues or entitlements in connection with or related to the Direct Revenue Rights to be paid directly to Purchaser via Automated Clearing House transaction;

(c)

Irrespective of the establishment of the arrangements contemplated by paragraph (b) above, where any residual payments, monies, revenues or entitlements in connection with or related to the Purchased Rights are received by Seller, Seller hereby covenants and agrees that it shall (i) hold such residual payments, monies, revenues and entitlements in trust for the benefit and account of Purchaser; (ii) forthwith remit such monies to Purchaser via Automated Clearing House transaction to Purchaser’s ACH Account; and (iii) take or cause to be taken all such actions as Purchaser may reasonably request to preserve the value of such residual payments, monies, revenues or other entitlements in order that same inure to the benefit of Purchaser. Seller further covenants and agrees that such amounts and monies shall be computed monthly as of the last day of each calendar month. At the time of each payment, Seller shall deliver to Purchaser a statement report detailing the computations.

(d)

Section 2 of the Tripartite Agreement provides that, notwithstanding anything to the contrary in the Marketing Agreement, including but not limited to Section 7.4(c) thereof, MSI shall not deduct from the MSI Residual Rights any amounts withheld by Merrick from MSI or assessed by any third party against MSI that do not arise from fines, assessments or other charges associated with the Merchant transactions that generated the MSI Residual Rights (“Unrelated Obligations”). In the event that Merrick withholds funds from MSI that otherwise would have constituted MSI Residual Rights in order to satisfy such an Unrelated Obligations, MSI shall, in accordance with the Tripartite Agreement, timely make payment of any such deficiency to Purchaser, with no right of set-off or other Claim or defence based in any way on such withholding or assessment.

ARTICLE 3

REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER

3.1	Representations and Warranties of Seller

Seller hereby represents, warrants and covenants to Purchaser (i) as of the date of this Agreement, and (ii) at all times during the Contract Period, that:

(a)

Incorporation or Corporate Powers - Seller is a corporation duly incorporated and validly existing and in good standing under the laws of New Jersey and has all necessary power and authority to perform its obligations under the Transaction Documents;

(b)

Registration - Seller is duly qualified to do business and has obtained all necessary licenses and approvals, in each jurisdiction in which failure to so would have a material adverse effect on Seller, its ability to perform its obligations hereunder or Purchaser’s right to enforce its interest in the Purchased Rights;

(c)

Due Authorization - the execution and delivery of the Transaction Documents and the performance by Seller of the transactions contemplated therein have been duly authorized by all necessary corporate action on the part of Seller;

(d)

Enforceability – each of the Transaction Documents constitutes a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except to the extent that such enforcement may be limited by equity principles of Law, applicable bankruptcy, insolvency and other similar laws;

(e)

Absence of Conflicting Documents - the execution and delivery by Seller of the Transaction Documents, the performance of the transactions contemplated thereunder and the fulfilment of the terms thereof applicable to Seller, will not (i)  conflict with or materially violate Seller’s formation or governance documents or any applicable Law or conflict with, or result in any breach of, any of the material terms and provisions of, or constitute (with or without notice or lapse of time or both) a default under, any indenture, contract, agreement, mortgage, deed of trust or other instrument to which Seller is a party or by which it or its properties are bound, (ii) contravene any order, writ, judgment, award, injunction or decree binding on Seller or its properties, or (iii) result in or require the creation of any Adverse Claim with respect to the Purchased Rights, except a claim in favour of Purchaser. It has not entered into any contract, agreement, licence, lease, obligation, promise, undertaking, understanding, arrangement, commitment, entitlement or engagement or right (including any right of first offer) capable of becoming an agreement or option for the purchase by any Person of any of the Purchased Rights other than pursuant to the provisions of this Agreement;

(f)

No Proceedings - there are no proceedings or investigations, pending or, to the knowledge of Seller, threatened against Seller before any Governmental Authority seeking to prevent the consummation of any of the transactions contemplated by this Agreement, or seeking any determination or ruling that would materially and adversely affect the performance by Seller of its obligations under the Transaction Documents and Seller has no knowledge of any existing ground on which any such action, suit, litigation or proceeding which might be commenced with any reasonable likelihood of success; and

(g)

Regulatory Approval - all notices to, actions by, authorizations, consents, orders or approvals of or registrations, filings or declarations with any Governmental Authority or under any applicable Law required to be obtained, effected or given by Seller in connection with the execution and delivery by Seller of the Transaction Documents, the performance of the transactions contemplated thereunder or the fulfilment of the terms thereof applicable to Seller have been duly obtained, effected or given and are in full force and effect.

3.2	Representations and Warranties of Seller Relating to the Agreement and the Purchased Rights

Seller hereby represents and warrants to Purchaser (i) as of the date of this Agreement, and (ii) at all times during the Contract Period, that:

(a)	Ownership - Seller is the legal and beneficial owner of the Purchased Rights free and clear of any Adverse Claim, other than Adverse Claims arising through Purchaser;
(b)

Sale – Seller is absolutely selling, assigning, transferring and conveying and the Agreement conveys to Purchaser of all right, title and interest of Seller in the Purchased Rights free and clear of any Adverse Claim, other than Adverse Claims arising through Purchaser;

(c)

No Seizure – (i) as of the date of this Agreement, neither the Purchased Rights nor any part thereof have been seized or otherwise attached by anyone (excluding through Purchaser) pursuant to any legal process or other means, including distress, execution or any other step or proceeding with similar effect; and (ii) at all times during the Contract Period, neither the Purchased Rights nor any part thereof have been seized or otherwise attached by anyone (excluding through Purchaser) pursuant to any legal process or other means, including distress, execution or any other step or proceeding with similar effect, which seizure or attachment has not been released, bonded, satisfied, discharged or vacated within the shorter of (A) five (5) days less than such period as would permit such property or any part thereof to be sold pursuant thereto or (B) either (Y) ninety (90) days in the event the seizure or attachment arises within an involuntary bankruptcy proceeding or (Z) sixty (60) days in the event the seizure or attachment does not arise within an involuntary bankruptcy proceeding.

(d)

Records - all records and data reasonably necessary to generate and collect amounts owed under the Purchased Rights are owned or controlled by or accessible to Seller and Seller has all necessary rights of access to such records and data to so generate and collect payments, proceeds and amounts in respect of the Purchased Rights;

(e)

Accuracy of Information - no portfolio report or written information, exhibit, financial statement, document, book, record or report furnished by Seller hereunder or in connection herewith (i) is or will be inaccurate in any material respect as of the date it is or shall be dated or as of the date so furnished or (ii) omits or will omit to state a material fact or any fact necessary to make the statements contained therein not materially misleading; and

(f)

Purpose of Sale - Seller has entered into this Agreement for the purpose of selling, transferring, assigning and conveying all of its right, title and interest in, to and under the Purchased Rights to Purchaser and receiving from Purchaser the consideration therefore specified in this Agreement, and not for the purpose of defeating, hindering, delaying, defrauding or oppressing the rights and Claims and Adverse Claims of creditors or others against Seller or for any other purpose relating in any way to the Adverse Claims of creditors or others against Seller.

3.3	Other Representations and Warranties of Seller

Seller hereby represents and warrants to Purchaser at the date hereof and at the date of any conveyance by Seller to Purchaser of residual payments relating to Additional Merchants in accordance with Section 2.4(d) that:

(a)

Capitalization – Schedule 3.3(a) sets forth (i) a true and complete list of the beneficial and registered shareholders of Seller, including the number and class of shares held by each of them, and (ii) a description of the authorized and issued share capital of Seller. All outstanding shares in Seller have been duly and validly issued and are outstanding as fully paid and non-assessable shares. No options, warrants or other rights to purchase shares or other securities of Seller and no securities or obligations convertible into or exchangeable for shares or other securities of Seller have been authorized or agreed to be issued or are outstanding;

(b)

Subsidiaries - Seller does not have any subsidiaries. Seller does not have any Affiliates that compete with Seller’s business in respect of the Purchased Rights. Seller has caused all of its Affiliates to enter into a non-solicitation agreement in the form attached hereto as Schedule 5.1(c);

(c)

Absence of Undisclosed Liabilities - Seller has not incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise), which continue to be outstanding which could adversely affect the Purchased Rights. Schedule 3.3(c) sets forth a complete list of indebtedness and financial obligations of any kind of Seller in excess of $100,000 when considered individually. The aggregate amount of all indebtedness and financial obligations of any kind of Seller not disclosed on Schedule 3.3(c) does not exceed $100,000;

(d)

Absence of Guarantees – Seller has not given or agreed to give, nor is it a party to or bound by, any guarantee, surety or indemnity in respect of indebtedness, or other obligations, of any Person, or other commitment by which Seller is, or is contingently, responsible for such indebtedness or other obligations and pursuant to which any of the Purchased Rights are liable or subject to seizure, sale or other legal process upon the enforcement of such guarantee, surety, indemnity or commitment or in satisfaction of such responsibility;

(e)	Agreements
(i)

current and complete copies of the Marketing Agreement and all amendments thereto are attached hereto as Schedule 3.3(e)(i) and there are no current or pending negotiations with respect to the renewal, repudiation or amendment of the Marketing Agreement;

(ii)

the Marketing Agreement is valid, binding and in full force and effect as amended, enforceable by Seller in accordance with its terms and there are no outstanding defaults (or events which would constitute a default with the passage of time or giving of notice or both) under such agreement on the part of Seller or, to the knowledge of Seller, on the part of MSI. Seller knows of no reason why MSI would terminate the Marketing Agreement. Seller has the capacity, including the necessary personnel, equipment and supplies, to perform all its obligations under the Marketing Agreement. The right of Seller to collect and receive the residual payments payable to it under the Marketing Agreement and other Residual Generating Agreements is a valid, binding and enforceable right. Following Closing, Purchaser will be entitled to collect the Purchased Rights which would otherwise be payable to Seller pursuant to the

Marketing Agreement or the Residual Generating Agreements, as the case may be;

	(iii)	to the knowledge of Seller, the ISO Agreement is in full force and effect and Seller knows of no reason why MSI or Merrick (without inquiry of Merrick) would terminate the ISO Agreement;
(iv)

Seller is not the owner of, and does not have an ownership interest in, the accounts established and maintained by Merrick pursuant to the ISO Agreement from which payments related to the MSI Residual Rights are to be remitted directly to the Purchaser pursuant to the Letter of Instruction;

(v)

Seller has made available to Purchaser copies of all agreements between Seller and any other person relating to all or any part of the Purchased Rights or any interest therein, including without limiting the generality of the foregoing the Residual Generating Agreements, a complete list of which is set forth in Schedule 3.3(e)(v). There are no outstanding defaults (or events which would constitute a default with the passage of time or giving of notice or both) under any such agreements on the part of Seller, or to the knowledge of Seller, on the part of third parties thereto; and

	(vi)	there are no privacy statements or confidentiality and non-disclosure agreements relating to the Purchased Rights, MSI, Merrick and Merchants;
(f)

Merchants – Schedule 3.3(f)(i) sets forth a true and complete list of all the Merchants in the Portfolio identifiable by merchant number or other such unique number, as specified in Schedule 3.3(f)(i). To the knowledge of Seller without inquiry of any third party, each of the Merchants is carrying on an active business and is actively utilizing the processing services of Merrick in respect of which residual rights are payable by Merrick under the ISO Agreement, and, to the knowledge of Seller without inquiry of any third party, no such Merchant has any intention to change its relationship or the terms upon which it conducts business with Seller, MSI or Merrick, whether as a result of the transfer of the Purchased Rights as contemplated in this Agreement or otherwise. Each Merchant has executed a merchant agreement in the form annexed hereto as Schedule 3.3(f)(iii). Seller has made available to Purchaser all non-standard Merchant Agreements in Seller’s possession or accessible to Seller in respect of Merchants forming part of the Portfolio;

(g)

Business Compliance with Law - the operations of the business of Seller have been and are now conducted in compliance with all Laws of each jurisdiction in which Seller’s business has been and is carried on and Seller has not received any notice of any alleged violation of any such Laws;

(h)

Third Party Consents – Schedule 3.3(h) sets forth a complete list of all notifications, approvals and consents required to be obtained by Seller in connection with the execution, delivery and performance of this Agreement or any other Transaction Document, all of which have been obtained prior to Closing;

(i)	Merchant Processing Data – Schedule 3.3 (i) sets forth a complete and true copy of the Processing Data as of February 28, 2005;
(j)	Personal Information - all required consents for the collection, use or disclosure of Personal Information in respect of the Portfolio have been obtained;
(k)	Absence of Changes and Unusual Transactions - since February 28, 2005:
(A)	there has not been any material adverse change in the financial condition, operations or prospects of Seller generally or in connection with Purchased Rights;
(B)

except (i) in the ordinary course of Seller’s business consistent with past practice and (ii) the Servicing Obligations, Seller has not incurred or assumed any obligation or liability (fixed or contingent), in connection or related to with the Purchased Rights;

(C)

Seller has not suffered an operating loss or any unusual or extraordinary loss, waived or omitted to take any action in respect of any rights, or entered into any commitment or transaction not in the ordinary course of business where such loss, rights, commitment or transaction is or would be materially adverse to the Purchased Rights;

(D)

Seller has not, directly or indirectly, engaged in any transaction, made any loan or entered into any arrangement with any officer, director, partner, shareholder, employee (whether current or former or retired), consultant, independent contractor or agent of Seller that would materially affect Purchaser’s rights, entitlements and interests to the Purchased Rights;

(E)	Seller has not created or permitted to exist any Adverse Claim other than through Purchaser affecting any of the Purchased Rights; and
(F)	Seller has not authorized, agreed or otherwise become committed to do any of the foregoing;

(l)	Reserves – As at the Closing Date, Seller has provided MSI with the reserves required under section 3.3 of the Marketing Agreement;
(m)	Tax Matters
(A)

no failure, if any, of Seller to duly and timely pay all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it will result in an Adverse Claim on the Purchased Rights; and

(B)

there are no proceedings, audits or Claims now pending and, to the knowledge of Seller, there are no investigations pending or proceedings, audits or Claims threatened, against Seller in respect of any Taxes, and there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes, which will result in an Adverse Claim on the Purchased Rights; and

(n)

Full Disclosure - no representation or warranty contained herein or any other Transaction Document contains any untrue statement of a material fact or omits to state a material fact necessary in order to make any of the statements contained in any Transaction Document not misleading in light of the circumstances in which the same were made. Seller has made available to Purchaser all information which could result in Claims of $25,000 or more by or against Purchaser. All such information which has been provided to Purchaser is true and correct in all material respects and no material fact or facts have been omitted from that information which would make such information misleading. Without limiting the generality of the foregoing, Seller has not failed to disclose to Purchaser, any fact or information which could result in Claims of $25,000 or more by or against Purchaser.

(o)	Bulk Sales – Seller has received a bulk transfer clearing certificate and has paid in trust all amounts required by the State of New Jersey thereunder.

3.4	Affirmative Covenants of Seller

Seller hereby covenants and agrees with Purchaser that, unless Purchaser otherwise consents in writing, Seller shall during the Contract Period (or such lesser period stated below):

(a)	defend the right, title and interest of Purchaser in, to and under the Purchased Rights against all Adverse Claims other than Adverse Claims arising through Purchaser;

(b)	notify Purchaser promptly after becoming aware of any Adverse Claim other than Adverse Claims arising through Purchaser on or in respect of any Purchased Rights;
(c)	comply with all Laws except where the failure to do so would not adversely affect Purchaser’s interests in the Purchased Rights or the ability of Seller to perform its obligations hereunder;
(d)

from time to time during regular business hours following reasonable notice being given to Seller by Purchaser, permit Purchaser or take such action as may be reasonably necessary to permit Purchaser, its agent or representatives to visit the offices and properties of Seller for the purpose of reviewing the data processing and other systems of Seller with respect to the Purchased Rights and Seller’s performance hereunder with any of Seller’s officers or employees designated by Seller and having knowledge of such matters, provided however that such agents or representatives shall not disclose to any third party any information that is not publicly available without the prior consent of Seller, which consent shall not be unreasonably withheld;

(e)

maintain accessible all records reasonably necessary or advisable for the collection of all amounts in respect of the Purchased Rights; and provide access to Purchaser during regular business hours following reasonable notice from Purchaser to all records and data reasonably necessary to generate and collect amounts owed under the Purchased Rights that are accessible to Seller within 1 Business Day Seller is provided access thereto. Within 10 days of the end of each month during the Contract Period, Seller shall provide to Purchaser detailed monthly cost and revenue reports pertaining to the Third Party Residual Rights and Direct Revenue Rights of the prior month, such reports to include full details of the costs and expenses provided for in Section 8.1(b) and to outline corresponding costs and revenues for each Third Party Residual Right and Direct Revenue Right reported by merchant number.

(f)	establish and maintain current and accurate records with respect to the location and mailing address of each Obligor and Merchant in accordance with its current practice;
(g)

fully perform in a timely manner and comply with all material terms, covenants and other provisions required to be performed and observed by it in connection with the MSI Residual Rights under the Marketing Agreement;

(h)	notify Purchaser promptly after becoming aware of the threat of termination or termination of the Marketing Agreement or the ISO Agreement prior to expiration of their terms;

(i)

preserve and maintain its corporate existence, rights, and privileges, provided however, Seller may merge, or amalgamate with any other entity or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of its assets to any Person (“Transfer Actions”) with the prior approval of Purchaser, such approval not to be unreasonably withheld or delayed and further provided that Seller shall not require any approval for Transfer Actions with an Affiliate;

(j)	use all commercially reasonable efforts to maintain good relations with customers and suppliers;
(k)

to the extent applicable to Purchased Rights, use commercially reasonable efforts to remain, either directly or indirectly, a member in good standing of the Association and any other similar entity’s or organization’s system relating to any other type of revolving credit card accounts included as Purchased Rights;

(l)

provide Purchaser with annual financial statements within 90 days of each annual financial year for Seller; and when requested to do so by Purchaser execute or provide as soon as reasonably practicable but in any event within 5 days of the date of such request, financing statements or other similar instruments or documents, or instruments of assignment, under any applicable law with respect to this Agreement or the purchase of the Purchased Rights;

(m)	update Schedule 3.3(f)(i) as to the identification numbers of Merchants upon conveyance of Additional Residual Rights by Seller in accordance with Section 2.4(d); and
(n)

Seller shall employ its reasonable commercial efforts to cause Merrick to provide a written confirmation within 30 days from Closing Date to the effect that, as between Purchaser and Merrick, all payments processed by Merrick on account of the Portfolio and any Acceptable Additional Merchants shall be considered as part of the volume of payments being processed by Purchaser with Merrick.

3.5	Negative Covenants of Seller

Seller covenants and agrees with Purchaser that, during the Contract Period, unless Purchaser otherwise consents in writing:

(a)

Seller will not, sell, pledge, assign (by operation of law or otherwise) or otherwise dispose of, or create or suffer to exist any Adverse Claim other than Adverse Claims arising through Purchaser upon or with respect to, the Purchased Rights except to Purchaser hereunder;

(b)

Seller shall do nothing to impair the Purchased Rights and shall not extend, amend, modify, substitute or waive the terms of payment of the Purchased Rights, in each case in any manner which would materially adversely affect the collectibility of payments in respect of the Purchased Rights, unless made upon the order of any Governmental Authority;

(c)	Seller agrees not to amend the Marketing Agreement in any way that will impair Purchaser’s rights in respect of the MSI Residual Rights; and
(d)

Seller agrees not to (i) knowingly engage in activities which violate this Agreement or the Marketing Agreement if such conduct impairs in any way the Purchased Rights; (ii) operates in an unsound and unsafe manner; or (iii) engages in activities which may impose financial risk to Purchaser in respect of the Purchased Rights.

3.6	Letter of Credit
(a)

Within 10 Business Days of the Closing Date, Seller shall provide to Purchaser an irrevocable revolving standby letter of credit (the “Letter of Credit”) issued by Wachovia Bank in the form attached as Schedule 3.6 in the initial amount of $10,000,000, to be reduced annually by 17.5%, as collateral security for the prompt and complete payment to Purchaser of all monies, revenues streams, residuals or any amounts whatsoever relating to, in respect of or on account of the Purchased Rights during the Contract Period, including without limiting the generality of the foregoing (i) all monies, revenues streams, residuals or any amounts owing by Merrick and MSI relating to, in respect of or on account of the Purchased Rights, and (ii) all monies, revenues streams, residuals or any amounts owing by Seller relating to, in respect of or on account of the Third Party Residual Rights.

(b)	Purchaser shall be entitled to draw upon the Letter of Credit in the event that during the Contract Period:
	i.	UBC, MSI or Merrick files or have filed against them a petition under the United States Bankruptcy Code,
ii.

MSI or Merrick fails to timely and completely pay when due any monies, revenues streams, residuals or any amounts whatsoever relating to, in respect of or on account of the Purchased Rights, provided that Purchaser has promptly, in good faith and in a commercially reasonable fashion commenced the exercise of the remedies available to it under the Letter of Instruction or Tripartite Agreement, as the case may be, and applicable law, and pursued such remedies for a period of not less than ninety (90) days; or

iii.

UBC fails to timely and completely pay when due any monies, revenue stream residuals or any amounts whatsoever relating to, in respect of, or on account of the Third Party Residual Rights or Direct Revenue Rights, provided that Purchaser has promptly, in good faith and in a commercially reasonable fashion commenced the exercise of the remedies available to it under this Agreement and applicable law, and pursued such remedies for a period of not less than ninety (90) days;

upon delivery by a director or senior officer of Purchaser of a drawdown notice to the Wachovia Bank certifying, in his capacity as a director or officer of Purchaser and without personal liability, that:

“ 1. Optimal Payments Corp. (“Optimal”) is entitled to the amount of this drawing (the “Drawing”) under Wachovia Bank’s Irrevocable, Self-Reducing Letter of Credit, No._____ pursuant to that certain Residual Purchase Agreement, dated as of ______ by and among Optimal and United Bank Card, Inc. (“UBC”).

2. Check applicable box:

☐  Optimal has promptly, in good faith and in a commercially reasonable fashion commenced against UBC the timely exercise of remedies available to it under that certain Residual Purchase Agreement, dated as of ______________, by and among Optimal and UBC and applicable law and pursued such remedies for a period of not less than ninety (90) days. This ninety (90) day period has expired as of the date of this certification.

or

☐  Optimal has promptly, in good faith and in a commercially reasonable fashion commenced against Credit Card Processing USA, Inc. d/b/a MSI Merchant Services, Inc. (“MSI”) or Merrick Bank Corporation, as the case may be, the timely exercise of remedies available to it under that certain Letter of Instruction dated as of ______________, by MSI to Merrick Bank or that certain Tripartite Agreement by and among Optimal, MSI and UBC, as the case may be, and applicable law and pursued such remedies for a period of not less than ninety (90) days. This ninety (90) day period has expired as of the date of this certification.

or

☐  UBC, MSI or Merrick Bank Corporation has filed or had filed against it a petition in bankruptcy under the United States Bankruptcy Code as of the date of this certification.”

(c)

Seller shall be subrogated to the rights of Purchaser against MSI or Merrick with respect to all amounts drawn down by Purchaser under the Letter of Credit, provided however that such subrogation shall be subordinated to Purchaser’s rights to the extent that there are any outstanding amounts owing to Purchaser under this Agreement, the Marketing Agreement or the Tripartite Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller the matters set out below.

4.1	Incorporation

Purchaser is a corporation duly incorporated and validly existing under the laws of the State of Delaware.

4.2	Due Authorization and Enforceability of Obligations

Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Purchaser. This Agreement constitutes a valid and binding obligation of Purchaser enforceable against it in accordance with its terms.

4.3	Absence of Conflicting Agreements

Purchaser is not a party to, bound or affected by or subject to any:

(a)	indenture, mortgage, lease, agreement, obligation or instrument;
(b)	charter or by-law provision; or
(c)	Laws or Governmental Authorizations,

that would be violated, breached by, or under which any default would occur as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any other agreement to be entered into under the terms of this Agreement.

4.4	Regulatory Approval

All notices to, actions by, authorizations, consents, orders or approvals of or registrations, filings or declarations with any Governmental Authority or under any applicable Law required to be obtained, effected or given by Purchaser in connection with the execution and delivery of the Transaction Documents, the performance of the transactions contemplated thereunder or the fulfilment of the terms thereof applicable to Purchaser have been duly obtained, effected or given and are in full force and effect.

4.5	Covenants of Purchaser

At all times during the Contract Period, Purchaser shall:

(a)	fully, faithfully and timely perform all of its obligations under this Agreement and the Transaction Documents;
(b)	comply with all Laws with respect to its ownership, management, servicing, collection and report, where applicable, with respect to the Purchased Rights;
(c)	not direct, attempt to direct or interfere with pricing under the Merchant Agreements or Residual Generating Agreements;
(d)	not attempt to modify any other terms and conditions of the Merchant Agreements or Residual Generating Agreements;
(e)

not direct, attempt to direct or interfere with Seller’s fulfillment of the Service Obligations to Merchants under the Merchant Agreements or under the auspices of the Marketing Agreement during the Outsourcing Period; and

(f)	not engage in collection efforts which are inconsistent with the methods used by Purchaser in its collection efforts from its other merchants.

ARTICLE 5

CONDITIONS PRECEDENT/CLOSING DELIVERIES

5.1	Conditions of Purchaser

The obligation of Purchaser to complete the purchase of Purchased Rights under this Agreement is subject to the satisfaction of, or compliance with, at or before the Closing Time each of the following conditions precedent (each of which acknowledged to be inserted for the exclusive benefit of Purchaser and may be waived by Purchaser in whole or in part) and, where applicable, the receipt at or before the Closing Time of each of the Closing deliveries to be completed by Seller in connection with consummation of the transactions contemplated hereby and Purchaser shall have received all Transaction Documents and certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby, duly executed by the appropriate parties thereto and in form and substance reasonably satisfactory to Purchaser:

(a)

Corporate Authority – Seller shall provide Purchaser with (i) a certified copy of all necessary corporate authorizations of Seller authorizing the execution, delivery, and performance of the Transaction Documents and of the transactions contemplated thereby, (ii) evidence of Seller’s shareholders’ approval of the transactions contemplated hereby; and (iii) a certificate of good standing dated as of the most recent practicable date prior to the Closing from the New Jersey Secretary of State and from the Secretary of State of each state where it is required to be registered, including, without limitation, every state where Seller provides or will provide merchant services in accordance with Section 8.1(a), to the effect that it is legally existing and in good standing.

(b)

Release and Discharge – Seller to provide Purchaser with an executed copy of all discharges and releases, if any, necessary to discharge all Adverse Claims in the Purchased Rights which have previously been granted by Seller, if any, together with copies of the relevant financing change statements or other discharge documents or statements with registration particulars stamped thereon.

(c)

Non Solicitation – Seller and its shareholders shall have entered into a non-solicitation agreement, in favor of Purchaser, pursuant to which they will agree not to market to or solicit any of the Merchants for a period of 10 years from the Closing Date, in the form attached in Schedule 5.1(c).

(d)

Consents, Authorizations and Registrations - All consents (including any third party consents), approvals, Orders and authorizations of any Person (and registrations, declarations, filings or recordings with any Governmental Authority), required in connection with the completion of any of the transactions contemplated by the Transaction Documents, the execution of the Transaction Documents, the Closing or the performance of any of the terms and conditions of the Transaction Documents, including registration of Purchaser with and/or consent of applicable Associations, and any consents required under the Marketing Agreement or the ISO Agreement shall have been obtained at or before the Closing Time on terms acceptable to Purchaser, acting reasonably.

(e)

Merrick Consents - Receipt by Purchaser of a written acknowledgment from Merrick of the purchase of the MSI Residual Rights by Purchaser and consent to the payment instructions to be given it by MSI in accordance with the Tripartite Agreement and the Letter of Instruction.

(f)	Ordinary Course – Seller shall have operated its business in the ordinary course from February 28, 2005 until the Closing Date.
(g)	Opinion - Purchaser shall have received an opinion dated the Closing Date from counsel for Seller in the form set forth in Schedule 5.1(g).
(h)

No Proceedings - There shall be no Order issued delaying, restricting or preventing, and no pending or threatened Claim or judicial or administrative proceeding, or investigation against Seller by any Person, for the purpose of enjoining, delaying, restricting or preventing, the consummation of the transactions contemplated in this Transaction Documents or otherwise claiming that this Transaction Documents or the consummation of such transactions is improper or would give rise to proceedings under any Laws.

(i)

Bulk Sales – Purchaser shall have received evidence satisfactory to it that, in respect of the Purchase and Sale of the Purchased Rights under this Agreement, Seller has complied with the requirements under applicable Bulk Sales legislation.

(j)	Tripartite Agreement
(A)	Seller and Purchaser shall have provided written notice of the Closing Date to MSI in accordance with the Tripartite Agreement.
(B)

Purchaser shall have received evidence that Seller has irrevocably authorized MSI to remit, and to irrevocably direct Merrick to remit, in accordance with the Letter of Instruction, all amounts owed to Seller under the Marketing Agreement to Purchaser with respect to the MSI Residual Rights. Such Letter of Instruction shall be acknowledged and consented to by Merrick in the form attached hereto as Schedule 5.1(j)(B).

(C)

Purchaser shall have received evidence that MSI has complied with the terms of the Tripartite Agreement to be complied by Closing, including providing appropriate instructions to Merrick, as evidenced in Schedule 5.1(j)(B).

(k)	Security

Personal Guarantee for Contribution Margin Shortfall - Jared Isaacman shall have provided a personal guarantee in the form attached as Schedule 5.1(k) in the amount of $2,500,000 as security for Seller’s payment of the Contribution Margin Shortfall, if any.

ARTICLE 6

NON-WAIVER; SURVIVAL

6.1	Non-Waiver

No investigations made by or on behalf of Purchaser at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by Seller in or pursuant to this Agreement or any other Transaction Document. No waiver of any condition or other provisions, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

6.2	Nature and Survival
(a)

Subject to Sections 6.2(b) and 6.2(c), all representations, warranties and covenants of the parties contained in this Agreement shall survive the Closing, the execution and delivery under this Agreement of any bills of sale, instruments of conveyance, assignments or other instruments of transfer of title to any of the Purchased Rights and the payment of the consideration for the Purchased Rights and shall continue in full force and effect for the benefit of the other Parties from the Closing Date.

(b)

Subject to Section 6.2(d), the representations and warranties of Seller set out in Sections 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.2(a), 3.2(b), 3.2(c) and 3.2(c) of this Agreement shall survive indefinitely. Subject to Section 6.2(d), all other representations and warranties of Seller shall survive for eighteen (18) months from the end of the Contract Period.

(c)

The representations and warranties of Purchaser set out in Sections 4.1 and 4.2 of this Agreement shall survive indefinitely. All other representations and warranties of Purchaser shall survive for a period of eighteen (18) months from the end of the Contract Period.

(d)

Notwithstanding the limitations set forth in Sections 6.2(b) and 6.2(c), and without otherwise limiting the generality of Section 6.2(a), any Claim which is based on the absence of, or deficiency in, the title of Seller any of the Purchased Rights or intentional misrepresentation or fraud of any party may be brought at any time. If no Claim shall have been made under this Agreement against a Party for any incorrectness in or breach of any representation or warranty made in this Agreement prior to the expiry of these survival periods set forth in this ARTICLE 6, such Party shall have no further liability under this Agreement with respect to such representation or warranty.

(e)	Upon discovery by Seller of any breach of the representations and warranties set forth in ARTICLE 3, Seller must give notice to Purchaser within three (3) Business Days of the discovery thereof.
(f)	All covenants and agreements contained herein and in any other Transaction Document shall survive until performed in accordance with their terms.

ARTICLE 7

INDEMNIFICATION

7.1	Indemnification by Seller

Seller shall indemnify and save harmless Purchaser, its Affiliates and their respective directors, officers, agents, employees and shareholders (collectively referred to as the “Purchaser Indemnified Parties”) from and against all Claims which may be made or brought against the Purchaser Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with:

(a)

any misrepresentation or any incorrectness in or breach of any representation or warranty of Seller contained in the Transaction Documents or in any certificate or other document furnished by or on behalf of Seller pursuant to the Transaction Documents;

(b)

any non-fulfilment or breach of any covenant or agreement on the part of Seller contained in the Transaction Documents or in any certificate or other document furnished by or on behalf of Seller pursuant to the Transaction Documents, including for greater certainty any non-fulfilment or breach of any covenant or agreement on the part of Seller contained in the Transaction Documents or in any certificate or other document furnished by or on behalf of Seller pursuant to the Transaction Documents to be performed or fulfilled by Seller during the Contract Period or Outsourcing Period, as the case may be;

(c)

the termination or non-renewal by Seller of the Marketing Agreement, the Residual Generating Agreements or agreements with respect to the matters described in Section 2.1(iii) to the extent that such termination or non-renewal affects the Purchased Rights;

(d)	all liabilities, debts and obligations of Seller, other than the Assumed Liabilities;
(e)

the imposition of any statutory trust or lien on the Purchased Rights not arising through Purchaser relating to Taxes that is not removed or for which a bond has not been posted within 90 days of such lien.

Provided, however, Seller shall not be obligated to indemnify Purchaser for any Claim including any Claim for Contribution Margin Shortfalls pursuant to Section 2.4 to the extent such Claim results from Purchaser’s breach of the Transaction Documents.

7.2	Purchaser’s Indemnification

Purchaser shall indemnify and save harmless Seller, its Affiliates and their respective directors, officers, agents, employees and shareholders (collectively referred to as the “Seller Indemnified Parties”) from and against all Claims which may be made or brought against the Seller

Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with:

(a)

any misrepresentation or any incorrectness in or breach of any representation or warranty of Purchaser contained in the Transaction Documents or in any certificate or other document furnished by or on behalf of Purchaser pursuant to the Transaction Documents;

(b)

any non-fulfilment or breach of any covenant or agreement on the part of Purchaser contained in the Transaction Documents or in any certificate or other document furnished by or on behalf of Purchaser pursuant to the Transaction Documents;

(c)	Purchaser’s inability or failure to assume the Assumed Liabilities;
(d)	the accuracy or content of Purchaser’s disclosures regarding the transaction to Governmental Authority and/or Purchaser’s shareholders; or
(e)	all liabilities, debts and obligations of Purchaser other than the Claims within the scope of Seller’s indemnity to Purchaser.
7.3	Indemnification Procedures for Third Party Claims
(a)

In the case of Claims made by a third party with respect to which indemnification is sought, the Party seeking indemnification (the “Indemnified Party”) shall give prompt notice, and in any event within ten (10) days, to the other Party (in this Section, the “Indemnifying Party”) of any such Claims made upon it. If the Indemnified Party fails to give such notice, such failure shall not preclude the Indemnified Party from obtaining such indemnification but its right to indemnification shall be reduced to the extent that such delay prejudiced the defence of the Claim or increased the amount of liability or cost of defence.

(b)

The Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the notice described in Section 7.3(a), to assume the control of the defence, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms contained in this Section in respect of that Claim.

(c)

Upon the assumption of control of any Claim by the Indemnifying Party as set out in Section 7.3(b), the Indemnifying Party shall diligently proceed with the defence, compromise or settlement of the Claim at its sole expense, including, if necessary, employment of counsel reasonably satisfactory to the Indemnified

Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party’s control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defence. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense.

(d)

The final determination of any Claim pursuant to this Section, including all related costs and expenses, shall be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be, of such Claim against the Indemnifying Party.

(e)

If the Indemnifying Party does not assume control of a Claim as permitted in Section 7.3(b), the Indemnified Party shall be entitled to make such settlement of the Claim as in its sole discretion may appear advisable, and such settlement or any other final determination of the Claim shall be binding upon the Indemnifying Party.

7.4	Exclusive remedy
(a)

The rights of indemnity set forth in this ARTICLE 7 are the sole and exclusive remedy of each Party arising under this Agreement, the Transaction Documents and the transactions contemplated thereby. The Parties agree that if a Claim for indemnification is made by any Indemnified Party in accordance with the Section 7.1 and Section 7.2 and there has been a refusal by the Indemnifying Party to make payment or otherwise provide satisfaction in respect of such Claim, then a legal proceeding is the appropriate means to seek a remedy for such refusal. This ARTICLE 7 shall remain in full force and effect in all circumstances and shall not be terminated by any breach (fundamental, negligent or otherwise) by any Party of its representations, warranties or covenants under this Agreement or under any Transaction Documents or by any termination or rescission of this Agreement by any Party.

7.5	Co-operation in Litigation and Proceedings

Seller agrees to assist, at the request of Purchaser, and at Seller's expense, in any action, suit or proceeding brought by or against, or any investigation involving Purchaser acting in good faith and in accordance with the terms of this Agreement relating to any of the transactions contemplated hereby or to any of the Purchased Rights. If Seller has acknowledged in writing its liability under Section 7.1 in respect of any damages, losses claims, liabilities, costs or expenses in connection with any such action, suit, proceeding or investigation, and, in the sole determination of Purchaser, Seller has the financial ability to pay such damages, losses, claims, liabilities, costs and expenses, Seller will have the right, on behalf of the parties to whom it is liable under this ARTICLE 7 but at Seller's expense, to defend such action, suit or proceeding or participate in such investigation, with counsel selected by it, and will have sole discretion as to whether to litigate, appeal or settle.

ARTICLE 8

OTHER COVENANTS

8.1	Certain Covenants of the Parties
(a)

Customer service – Effective at the Closing Date, Seller covenants and agrees to fulfill, at no additional cost to Purchaser, Purchaser’s Servicing Obligations on an outsourcing basis and to provide Merchants and any Acceptable Additional Merchants with Customer Service in the same manner and at the same level that was provided by Seller in accordance with the Marketing Agreement prior to the assignment of Service Obligations under Section 2.1(b), during the two (2) years following Closing Date (the “Initial Outsourcing Period”). Purchaser may elect to terminate the covenant of Seller contained in this Section 8.1(a) at (i) any time following the first anniversary of the Closing, or (ii) if Seller does not provide services in accordance with this Section 8.1(a) (a “Service Default”) or otherwise does not comply with this Section 8.1(a), at any time following the expiry of the following cure periods after Purchaser delivers notice to Seller of a Service Default: (A) ten (10) Business Days of the delivery of such notice by Purchaser if the Service Default is reasonably attributable to personnel matters or lack of personnel, and (B) two (2) Business Days of the delivery of such notice by Purchaser in all other cases; provided however that if Purchaser is reasonably certain that such failure or refusal cannot, or will not, be cured within the applicable foregoing cure period, Purchaser may terminate the covenant of Seller immediately upon delivering notice to Seller of the Service Default. Should Purchaser request that Seller continue to fulfill Purchaser’s Servicing Obligations on an outsourcing basis following the Initial Outsourcing Period, Seller shall do so, at the same service levels provided during the Initial Outsourcing Period, for a monthly fee of $2.50 per active Merchant during the first year of such additional service and for a monthly fee in excess of $2.50, which shall be negotiated in good faith by the Parties to their mutual satisfaction, for additional servicing after the third anniversary of the date of the Closing. Seller shall not sub-contract any of the Servicing Obligations outsourced to it under this Section 8.1(a) to any other Person without the prior written consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed.

(b)	Expenses related to the Purchased Rights – During the Outsourcing Period, for so long as it is being outsourced to service the Merchants and any Acceptable

Additional Merchants under Section 8.1(a), Seller shall continue to be responsible for all expenses incurred in the fulfillment of the Servicing Obligation, including but not limited to, independent contractor commissions payable in relation thereto. Furthermore, Seller shall at all times continue to be responsible for all other expenses incurred in relation to the Purchased Rights, including but not limited to, Comstar, US Wireless and other charges incurred to support the Merchant's account features.

(c)

Reserves - Seller hereby covenants and agrees to (i) be solely responsible for providing MSI with the reserves required under the Marketing Agreement with respect to the Merchants and any Acceptable Additional Merchants and to (ii) comply with the terms of the Marketing Agreement in connection therewith.

8.2	Right of First Offer
(a)

If, within one year from the Closing Date, Seller desires to sell any of its future rights and entitlements to any residuals under any merchants agreements other than the Purchased Rights, Seller shall first offer to sell such future rights and entitlements to Purchaser (such right of first offer of Purchaser, the “ROFO”). Notice of the offer (referred to in this Section as the “ROFO Notice”) shall be sent to Purchaser by Seller and shall set out the details of such offered residuals (the “ROFO Residuals”) and shall irrevocably offer to sell the ROFO Residuals to Purchaser at the price and on terms set forth in the ROFO Notice.

(b)

Upon the ROFO Notice being given, Purchaser shall have the right to purchase the ROFO Residuals. Within 20 Business Days of having been given the ROFO Notice (referred to in this Section as the “ROFO Period”), Purchaser shall notify Seller in writing (referred to in this Section as an “Purchaser ROFO Notice”) expressing Purchaser’s intention to purchase the ROFO Residuals, subject to customary conditions, including without limiting the generality of the foregoing, substantially similar conditions to those set out in this Agreement and the Letter of Intent. Within 20 Business Days of the Purchaser ROFO Notice, Parties shall thereafter enter into a purchase agreement substantially on the terms set forth in this Agreement to effect the purchase and sale of the ROFO Residuals specified in the Purchaser ROFO Notice.

(c)

If Seller does not receive a Purchaser ROFO Notice from Purchaser within the ROFO Period, confirming Purchaser’s intention to purchase any ROFO Residuals, the rights of Purchaser, subject as provided in this Section 8.2, to purchase the ROFO Residuals shall cease and Seller may sell the ROFO Residuals to any bona fide arm’s length third party within six months after the expiry of the ROFO Period, for a price and on other terms no more favourable to such Persons than those set out in the ROFO Notice. If the ROFO Residuals are not sold within such six month period on such terms, the rights of Purchaser pursuant to this Section shall again take effect with respect to any sale of any future rights and entitlements of Seller to any residuals under any Merchants agreements other than the Purchased Rights, and so on from time to time. Purchaser shall be entitled to require proof in the form of a copy of the definitive agreement (including all schedules and annexes thereto) that the transfer was completed at a price and on other terms no more favourable to such Person than those that would have been applicable had Purchaser agreed to purchase the ROFO Residuals.

8.3	Financial Statements
(a)	Seller further undertakes and agrees to provide to Purchaser within 45 days of the Closing Date:
(i)

unaudited financial statements of Seller for the three-month period ended March 31, 2005 (the “Unaudited Quarterly Statements”), which shall include a balance sheet and statements of income and cash flow, prepared in accordance with U.S. GAAP; and

(ii)

audited financial statements of Seller for each of the years in the three year period ended December 31, 2004, including an unqualified audit report thereon by Seller’s accountants, and notes thereon, prepared in accordance with U.S. GAAP (the “Audited Financial Statements”).

(b)

Seller hereby authorizes Purchaser to publish the Unaudited Quarterly Statements and the Audited Financial Statements, and any proforma financial statements incorporating the Unaudited Quarterly Statements and the Audited Financial Statements, in accordance with securities laws applicable to Purchaser or its Affiliates; provided however, such statements shall be used only for the purpose of complying with the applicable securities laws and for no other purpose.

(c)

If Purchaser determines, acting reasonably, that any of the obligations set forth in paragraph (a) above shall not be completed within the time periods specified therein, and if Purchaser gives written notification to Seller of such determination and Seller does not take steps acceptable to Purchaser, acting reasonably, within three Business Days of its receipt of such notice to ensure that such obligations will be completed with such time periods, Purchaser shall have the right to engage such experts as it may deem necessary or advisable in order to prepare the necessary financial statements and to engage the accountants of Seller to review and audit same (as required in accordance with the provisions of paragraph (a)). In this regard, Seller agrees to provide immediate and unfettered access to all of the books and records of Seller which may be required by the experts and auditors engaged by Purchaser in order for such experts and auditors to effect the work required of them pursuant to this Section.

(d)

In the event that it is determined by a court of competent jurisdiction that Purchaser had reasonable grounds for believing that the obligations set forth in paragraph (a) would not be completed within the time period specified therein, Seller shall be liable to Purchaser for an aggregate amount of $1,000,000 and Seller shall be liable for the full amount of the expenses incurred by Purchaser in completing such work. In the event that Purchaser institutes legal proceedings to obtain injunctive or other similar relief against Seller in order to force Seller to perform its obligations under this Section 8.3, Purchaser shall not be required to prove actual damages, irreparable harm or that any other remedies are available at Law or to post any security or bond in connection with such legal proceedings.

(e)

Other than in circumstances contemplated in the immediately preceding paragraph, Purchaser shall be responsible for the fees and disbursements of Seller’s accountants for the review and audit, respectively, of the financial statements to be delivered by Seller pursuant to this Section 8.3.

8.4	Interest
(a)

Any outstanding amount not paid by any Party as and when due hereunder, and any overdue interest, shall bear interest immediately past due date at a rate per annum equal to the rate quoted by the Merrick on the due date as the reference rate of interest it uses for determining interest rates in United States dollar commercial loans in the United States and designated as such Bank’s prime rate compounded daily.

ARTICLE 9

MISCELLANEOUS PROVISIONS

9.1	Amendment of Obligations
	(a)	Seller may, but shall not be obligated to, enter into any such amendment which affects its rights, duties or immunities under this Agreement or otherwise.
	(b)	Subject to the terms of the Purchase Agreement, this Agreement may be modified or amended from time to time only by instrument in writing executed by Seller and Purchaser.
9.2	Governing Law, Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury
	(a)	This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey applicable therein, without regard to principles of conflicts of law thereof; and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws.

(b)

Each Party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the or the transactions contained in or contemplated by this Agreement and the Transaction Documents, exclusively in the United States District Court for the District of New Jersey or any New Jersey State court sitting in Newark, NJ (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement or any of the Transaction Documents (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party hereto and (iv) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 9.3 of this Agreement. Seller irrevocably designates Gary S. Young, Esq. as its agent and attorney-in-fact for the acceptance of service of process and making an appearance on its behalf in any such claim or proceeding and for the taking of all such acts as may be necessary or appropriate in order to confer jurisdiction over it before the Chosen Courts and Seller stipulates that such consent and appointment is irrevocable and coupled with an interest. Purchaser irrevocably designates The Corporation Trust Company, with offices at 820 Bear Tavern Road, West Trenton, NJ 08628, as its agent and attorney-in-fact for the acceptance of service of process and making an appearance on its behalf in any such claim or proceeding and for the taking of all such acts as may be necessary or appropriate in order to confer jurisdiction over it before the Chosen Courts and Purchaser stipulates that such consent and appointment is irrevocable and coupled with an interest. Each Party hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

9.3	Notices

All notices and other communications provided for hereunder must, unless otherwise stated herein, be in writing and shall be sent by prepaid and registered mail, by overnight carrier, telecopied or delivered, as to each Party hereto, at its address set forth under its name in Schedule 9.3 hereto, or at such other address designated by such Party in a written notice to each of the other parties hereto. Any such notice or other communication so given or made will be deemed to have been given, made and received on the day of actual receipt if mailed or delivered, on the same day as telecopying if telecopied, provided that written confirmation of transmission by sender is obtained by sender before 4:00 p.m. on a Business Day (recipient’s name) and otherwise on the first Business Day after telecopying if telecopied, provided confirmation of receipt is obtained by sender and original copy is sent by mail, postage prepaid.

9.4	Severability of Provisions

If any one or more of the covenants, agreements, provisions or terms of this Agreement shall for any reason whatsoever be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement.

9.5	Relationship between the Parties

Nothing herein contained shall be deemed to constitute any Party hereto a partner, fiduciary agent or other legal representative of any other Party nor to constitute any Party a fiduciary or trustee of or for the other or others.

9.6	Further Assurances

Each of the parties agrees to do and perform, from time to time, any and all acts and to execute any and all further instruments required or reasonably requested by another party to more fully effect the purposes of this Agreement.

9.7	No Waiver; Cumulative Remedies

No failure to exercise and no delay in exercising, on the part of any party, any right, remedy, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges therein provided are cumulative and not exhaustive of any rights, remedies, powers and privileges provided by law.

9.8	Counterparts

This Agreement may be executed in two or more counterparts (and by different parties on separate counterparts), each of which shall be an original, but all of which together shall constitute one and the same instrument.

9.9	Inurement

This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. No other Person will have any right or obligation hereunder.

9.10	Entire Agreement

Except as specifically stated otherwise herein, the Transaction Documents along with the Tripartite Agreement sets forth the entire understanding of the parties relating to the subject matter hereof, and all prior understandings, written or oral, are superseded by this Agreement. This Agreement may not be modified, amended, waived or supplemented except as provided herein.

9.11	Public Notices

The Parties shall jointly plan and co-ordinate any public notices, press releases, and any other publicity concerning the transactions contemplated by this Agreement and no Party shall act in this regard without the prior approval of the other, unless such disclosure is required to meet timely disclosure obligations of any Party under applicable Laws or stock exchange rules in circumstances where prior consultation with the other Party is not practicable and a copy of such disclosure is provided to the other Party at such time as it is made to the regulatory authority.

9.12	Expenses

Except as otherwise provided in this Agreement each Party shall pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of the Transaction Documents and the transactions contemplated by this Agreement.

9.13	Consequential Damages

Except as to Claims of Third Persons or as included in any payment from Seller to Purchaser hereunder, neither Seller nor Purchaser shall be liable to on another for indirect, special, punitive, consequential (including loss of profits) or like damages, whether or not apprised of the likelihood of same.

9.14	Assignability

This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Except as otherwise provided herein or in the Purchase Agreement, no other Person will have any right or obligation hereunder. Seller hereby acknowledges that Purchaser may sell ownership interests in the Purchased Rights to other Persons including pursuant to this Agreement. The obligations of Seller hereunder shall not be assignable, nor shall any Person succeed to the obligations of Seller hereunder, except in each case in compliance with the conditions specified in this Section.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers as of the date first above written.

UNITED BANK CARD, INC.
By:	/s/ JARED ISAACMAN

Name: Jared Isaacman
Title: Chief Executive Officer
OPTIMAL PAYMENTS CORP.
By:	/s/ MICHAEL LIQUORNIK

Name: Michael Liquornik
Title: Director

SCHEDULE 1.1

Definitions

“Acceptable Additional Merchants” means Merchants which were not included in the Portfolio at Closing and which, with the prior written consent of Purchaser only to the extent such merchants are non-retail, are of the same or better quality as Merchants included in the Portfolio in terms of type of business (e.g. over 80% retail, 20% MO/TO and Internet) and having on average not more than 20 basis points of amount of Chargebacks.

“Additional Residual Rights” shall have the meaning ascribed thereto in Section 2.4(d).

“Adverse Claim” means a claim, lien (other than a statutory lien or deemed trust securing, or in respect of, obligations which are not yet due and payable), security interest, prior claim, charge, hypothec, encumbrance, demand, order, debt, liability, expense, cost, pledge, restriction, easement, option, ownership, interest or other right or claim of any kind or character whatsoever of any Person.

“Affiliate” of any Person means, at the time of such determination, (i) any other Person that directly or indirectly, through one or more intermediaries, controls or is controlled (in fact) by or is under common control with such Person; (ii) a close relative living in the same home as such Person; (iii) a business entity in which such Person has an interest greater than 10% of the voting stock or equity of the business entity.

“Agreement” shall have the meaning ascribed thereto in Section 1.1(b).

“Annual Contribution Margin Shortfall” means the amount by which the minimum required Contribution Margin as set forth on Schedule 2.4 for any Contract Year exceeds the actual Contribution Margin generated in such Contract Year, as capped, if applicable, pursuant to Section 2.4(g).

“Annual Threshold” shall have the meaning ascribed thereto in Section 2.4(g).

“Article” means the specific Article of this Agreement.

“Association” means Visa, MasterCard, and any successor organization.

“Assumed Liabilities” means collectively the Servicing Obligations and the Merchant Loss Obligations.

“Average Attrition Rate” means (i) if the Post-Outsourcing Date occurs at anytime during Year 1, the Year 1 Attrition Rate, (ii) if the Post-Outsourcing Date occurs at anytime during Year 2, the simple average of the Year 1 Attrition Rate and Year 2 Attrition Rate, (iii) if the Post-Outsourcing Date occurs at anytime during Year 3, the simple average of the Year 1 Attrition Rate, Year 2 Attrition Rate and Year 3 Attrition Rate, and (iv) if the Post-Outsourcing Date

occurs at anytime during Year 4, the simple average of the Year 1 Attrition Rate, Year 2 Attrition Rate, Year 3 Attrition Rate and Year 4 Attrition Rate.

“Business Day” means any day, other than a Saturday, Sunday or public holiday, on which banks are open for business in Montréal, Québec and in the State of New Jersey.

“Chargeback” means a transaction that has been presented to either the cardholder or the issuer of the Credit Card and for which payment has been refused or reversed in accordance with the Credit Card Rules and for which a Merchant under the Portfolio has been debited or attempted to be debited for.

“Chosen Courts” shall have the meaning ascribed thereto in Section 9.2.

“Claims” includes claims, demands, complaints, grievances, actions, suits, causes of action, Orders, charges, indictments, prosecutions, information or other similar process, assessments or reassessments, judgments, debts, liabilities, expenses, costs, damages or losses, contingent or otherwise, including loss of value, professional fees, including fees of legal counsel on a substantial indemnity basis, and all costs reasonably incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

“Closing” means the completion of the Sale contemplated under this Agreement;

“Closing Date” means the date hereof.

“Closing Time” means 4:30 p.m. (New Jersey time), on the Closing Date or such other time on such date as the Parties may agree in writing as the time at which the Closing shall take place.

“Collection Rights” means the collection rights of Seller under section 2.10 of the Marketing Agreement.

“Contract Period” means the period commencing on Closing Date and ending on the earlier of: (i) the last day of the fourth Contract Year following Closing; and (ii) the Post-Outsourcing Date if the Average Attrition Rate to the end of the last completed Contract Quarter does not exceed 0.12.

“Contract Quarter” means the calendar quarter (i) commencing January 1st and ending on March 31st, (ii) commencing April 1 and ending June 30th, (iii) commencing July 1st and ending September 30th or (iv) commencing October 1st and ending December 31st in a Contract Year.

“Contract Year” means any one of Year 1, Year 2, Year 3 or Year 4, during the Contract Period.

“Contribution Margin” means the contribution margin generated by the Purchased Rights during the specified period as calculated in accordance with Schedule 2.4.

“Credit Card” means a valid and unexpired card issued by, and bearing the symbols of, Visa or MasterCard.

“Credit Card Rules” means the written regulations and procedures issued by Visa and MasterCard, as amended from time to time.

“Customer Service” means the provision of technical support (e.g. terminal configuration, repair, troubleshooting, etc.) and non-technical support (e.g. explanation of monthly statements, change of banking details, change of billing address, purchase of supplies, etc).

“Direct Revenue Rights” shall have the meaning ascribed thereto in Section 2.1(a)(iii).

“Governmental Authority” means the government of any sovereign state or any political subdivision thereof, or of any political subdivision of a political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, administrative or other function of or pertaining to government.

“Governmental Authorizations” means authorizations, approvals, including any franchises, orders, certificates, consents, directives, notices, licences, permits, variances, registrations or similar rights issued to or required by Seller relating to Seller’s business or any of the Purchased Rights by or from any Governmental Authority;

“ISO” shall have the meaning ascribed thereto in the recitals to this Agreement.

“ISO Agreement” means that agreement between MSI and Provident Bank dated April 30, 2001, as assigned to Merrick modified by the Consent To Assignment Of and Amendment To Independent Sales Organization Agreement And Miscellaneous Additional Agreements Relating Thereto dated September 13, 2004 by and among Provident Bank, MSI and Merrick.

“Initial Outsourcing Period” shall have the meaning ascribed thereto in Section 8.1(a).

“Law” means any applicable foreign or domestic law, code, treaty, rule, ruling, regulation, tariff, order or determination of a court, arbitrator or Governmental Authority.

“Letter of Credit” shall have the meaning ascribed thereto in Section 3.6.

“Letter of Instruction” means that certain letter of instruction dated from MSI to Merrick in the form attached to the Agreement as Schedule 5.1(j)(B).

“Letter of Intent” shall have the meaning ascribed thereto in the recitals to this Agreement.

“Marketing Agreement” shall have the meaning ascribed thereto in the recitals of this Agreement.

“MasterCard” means MasterCard International, Inc.

“Member” means that member of Visa and MasterCard to whom the rights and obligations under the Marketing Agreement may be assigned by MSI.

“Merchant” means a customer of MSI or Seller, having executed a merchant agreement in the form attached hereto as Schedule 3.3(f)(ii) and accepted by Merrick in accordance with the terms of the Marketing Agreement, or a customer that has executed such other agreement that would bind him to pay certain fees to Seller in connection with Third Party Residual Rights.

“Merchant Agreements” means the written processing services agreements required by MSI to be entered into by Merchants with MSI and Merrick to enable such Merchant to participate in the Merchant Program.

“Merchant Loss” means any loss incurred by MSI or Member for any reason attributable to a Merchant, including but not limited to losses due to the fraudulent practices of a Merchant and uncollected Merchant fees, in connection with the Marketing Agreement.

“Merchant Loss Obligations” means the obligation of Seller to bear the Merchant Losses pursuant to section 2.3 of the Marketing Agreement provided and only to the extent that such obligation and Merchant Loss relate to the Merchants in the Portfolio.

“Merchant Program” means the package of services offered by MSI which enables a Merchant to make sales to persons presenting credit cards and which permits the Merchant to present Sales Drafts to Member for payment and processing.

“Merrick” shall have the meaning ascribed thereto in the recitals of this Agreement.

“MSI” shall have the meaning ascribed thereto in the recitals to this Agreement.

“MSI Residual Rights” shall have the meaning ascribed thereto in Section 2.1(a)(i).

“Net Residual Payments” means the net residual payments (i.e. gross revenue less interchange, assessments, bank fees and third party processing fees) in relation to the Portfolio.

“Obligor” means, with respect to any Purchased Rights, a Person obligated to make payments pursuant to the Marketing Agreement or any other agreement or document related to such Purchased Rights.

“Order” means any order, injunction, judgment, administrative complaint, decree, ruling, award, assessment, direction, instruction, penalty or sanction issued, filed or imposed by any Governmental Authority or arbitrator.

“Outsourcing Period” shall mean the period during which Seller provides servicing for Merchants and any Acceptable Additional Merchants in accordance with Section 8.1(a).

“Parties” means Seller and Purchaser collectively, and “Party” means any one of them.

“Person” means an individual, partnership, corporation, trust unincorporated organization or a Governmental Authority.

“Personal Information” means information in the possession of Seller about an identifiable individual, but does not include the name, title or business address or telephone number of an Employee.

“Portfolio” means collectively the portfolio comprising 15,500 Merchants as of February 28, 2005, having the merchant numbers listed in Schedule 3.3(f) and such Acceptable Additional Merchants if added to the Portfolio pursuant to Section 2.1(g) and 2.4(d).

“Post-Outsourcing Date” means the last day of the Contract Quarter preceding the date upon which the Outsourcing Period terminates or is terminated.

“Processing Data” means data including merchant number, transaction volumes, transaction (revenue) fees, transaction costs, other fees and costs, etc

“Purchase Price” shall have the meaning ascribed thereto in Section 2.3(a).

“Purchased Rights” shall have the meaning ascribed thereto in Section 2.1(a).

“Purchaser’s Account” means Purchaser’s ACH account the details of which are set out in Schedule 2.5(c) or such other account that Purchaser may designate in writing.

“Quarterly Contribution Margin Shortfall” means the amount by which the minimum required Contribution Margin as set forth on Schedule 2.4 for any Contract Quarter exceeds the actual Contribution Margin generated in such Contract Quarter.

“Quarterly Threshold” shall have the meaning ascribed thereto in Section 2.4(e).

“Residual Generating Agreements” means agreements with American Express, Discover Card, CrossCheck, Comstar, US Wireless, Wright Express and Authorize.net with respect to the Portfolio.

“ROFO” shall have the meaning ascribed thereto in Section 8.2.

“Records” means all invoices, books, records, shipping documents and other documents and information (including computer programs, tapes, disks, data processing software and related property and rights, to the extent such property and rights are required to use or access such computer programs, tapes, disks, punch cards and data processing software) maintained with respect to the Purchased Rights (but only to the extent so maintained).

“Sale” shall have the meaning ascribed thereto in Section 2.1(a).

“Sales Draft” means the written form or electronic format supplied or approved by MSI used in consummating credit card sales transactions charged to the account of a Merchant’s customer.

“Section” means the specified Section of this Agreement.

“Service Default” shall have the meaning ascribed thereto in Section 8.1.

“Servicing Obligations” means servicing obligations of Seller pertaining to Customer Service under subsections 2.1 (G) and (J) to (N) of the Marketing Agreement and to Customer Service under the Residual Generating Agreements provided and only to the extent that such obligations relate to the Merchants in the Portfolio.

“Tax Returns” includes returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes.

“Taxes” includes taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance government pension plan premiums or contributions.

“Third Party Residual Rights” shall have the meaning ascribed thereto in Section 2.1(a) (ii).

“Transaction Documents” means collectively this Agreement and any other agreement, certificate or document executed and delivered pursuant to or in connection with this Agreement, the consummation of the transactions contemplated hereby or the Closing (including for greater certainty the Tripartite Agreement).

“Tripartite Agreement” shall have the meaning ascribed thereto in the recitals to this Agreement.

“Unrelated Obligation” shall have the meaning ascribed thereto in Section 2.5(d).

“Visa” means Visa U.S.A., Inc.

“Year 1” means the first 12 month period following the Closing Date comprised of Contract Quarters A to D as set forth on Schedule 2.4.

“Year 2” means the 12 month period immediately following Year 1, comprised of Contract Quarters E to H as set forth on Schedule 2.4.

“Year 3” means the 12 month period immediately following Year 2, comprised of Contract Quarters I to L as set forth on Schedule 2.4.

“Year 4” means the three-quarter period following Year 3, comprised of Contract Quarters M to O as set forth on Schedule 2.4.

“Year 1 Attrition Rate” shall have the meaning ascribed thereto in Schedule 2.4.

“Year 2 Attrition Rate” shall have the meaning ascribed thereto in Schedule 2.4.

“Year 3 Attrition Rate” shall have the meaning ascribed thereto in Schedule 2.4.

“Year 4 Attrition Rate” shall have the meaning ascribed thereto in Schedule 2.4.